Exhibit 17.1

RESIGNATION

I, Maybelle Hui, Secretary of On Time Filings, Inc., a Nevada corporation, (“Company”) hereby tender and submit my resignation as Secretary of the Company, such resignation to be effective immediately.  Such resignation is not the result of any disagreement with the policies, practices or procedures of the Company.

/s/ Maybelle Hui
Maybelle Hui	February 22, 2011